UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 333-111396

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

North American Energy Partners Inc. (the “Company”) previously disclosed that it was not able to release its financial statements for the quarter ended December 31, 2004 by March 1, 2005, and therefore was not in compliance with a covenant in the indenture governing its 8-3/4% senior notes due 2011. On April 15, 2005, the Company filed with the Securities and Exchange Commission a Form 6-K that included its financial statements for the quarter ended December 31, 2005. The Form 6-K was filed before the matter developed into an Event of Default under the indenture, and the Company is now in compliance with that indenture covenant. On April 15, 2005, the Company also filed with the Securities and Exchange Commission Forms 6-K/A relating to the quarters ended June 30, 2004 and September 30, 2004, which included the Company’s restated interim financial statements for the periods then ended and the related restated management’s discussion and analysis of financial condition and results of operation.

The lending banks under the Company’s senior secured credit agreement have previously granted waivers with respect to certain potential defaults under the credit agreement. This waiver of defaults under the credit agreement has been extended until April 29, 2005.

As previously reported, during the waiver period the lending banks will not provide any additional funding. In the event that the Company fails to obtain additional waivers or an amendment of the senior secured credit agreement or to refinance the indebtedness under that agreement by the expiration of the existing waiver, the bank lenders would be in a position to demand immediate repayment on the senior secured credit agreement. An acceleration of the indebtedness under the senior secured credit agreement that is not rescinded, annulled or otherwise cured by the Company within 20 days of its receipt of notice of that acceleration would constitute an Event of Default under the indenture relating to the Company’s 8-3/4% senior notes. If an Event of Default occurs and is continuing under the indenture, the Trustee or the holders of 25% of the principal amount of the notes outstanding under the indenture may accelerate those notes by notice to the Company. The Company is currently exploring alternatives to resolve the issue, including working with several financing sources to refinance the Company’s senior credit facility. However, the Company cannot provide any assurances that a modification of the senior secured credit agreement or a new financing agreement will be consummated or that it will have access to necessary capital when required to fund its future operations.

Forward Looking Statements

This document contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking statements. Forward-looking statements included in this document include statements regarding: the effectiveness of the Company’s internal controls in future periods; the Company’s ability to comply with, its potential to breach or its ability to receive further waivers or amendments from the lenders under the Company’s credit agreement or its indenture; and potential alternative financing arrangements. Factors that could cause actual results to vary from those in the forward-looking statements include: the effectiveness of our internal controls; our ability to comply with the terms of our credit agreement or our indenture, or in the event of our breach of such terms, our ability to receive waivers or amendments from the lenders under our credit agreement or our indenture; potential alternative financing arrangements; our ability to continue to bid successfully on new projects and accurately forecast costs associated with unit price or fixed price contracts; our ability to obtain surety bonds as required by some of our customers; decreases in outsourcing work by our customers; changes in oil and gas prices; shut-downs or cutbacks at major businesses that use our services; changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect our business or the business of the customers we serve; our ability to hire and retain a skilled labor force; provincial, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; foreign currency exchange rates; interest rates; weather conditions; the timing and success of business development efforts; and our ability to successfully identify and acquire new businesses and assets and integrate them into our existing operations and the other risk factors set forth in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on April 15, 2005. You are cautioned not to put undue reliance on any forward-looking statements, and the Company undertakes no obligation to update those statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Vincent Gallant
Name: Vincent Gallant
Title: Vice President, Finance

Date: April 15, 2005